Filed by Vireo Growth Inc. pursuant to

Rule 425 under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: Planet 13 Holdings Inc.

Commission File No. 000-56374

Date: August 18, 2026

As previously disclosed, on July 26, 2026, Vireo Growth Inc., a British Columbia corporation ("Vireo"), entered into an Agreement and Plan of Merger (the "Merger Agreement") with Planet 13 Holdings Inc., a Nevada corporation ("Planet 13"), and Supernova Merger Sub Inc., a Nevada corporation and a wholly owned subsidiary of Vireo ("Merger Sub"), pursuant to which Vireo will, as a result of the merger contemplated thereby, acquire all of the issued and outstanding equity interests of Planet 13 (the "Merger").

On August 17, 2026, Sam Armenia, Vireo's Director of Capital Markets, participated in an interview on The Dales Report YouTube channel. A transcript of the interview is set forth below.

Transcript

SAM ARMENIA on THE DALES REPORT SHOW – AUG 17 2026

SHADD	That'd be huge, huge unlock, an inch closer to interstate commerce, as you just said. Hopefully that is the case, but we shall see, and we wait and see. But all in all, it's good to have these conversations. I know there's some stuff that people agree or disagree, but the most important thing is it's being talked about. Yeah. All right. TDR is Trade Black presented by Flow of Monday Afternoon. Let's shift our attention now to earnings season. We did a lot the last two weeks. We still got a couple more. We want to break down one of the biggest financial stories of the quarter, which was Vireo Growth, and with that, bring in their director of capital markets, Sammy Armenia. How does that feel, director of capital?
SAM	Strange, right? I mean, we talk about geez, seven, eight years with C21. So it's definitely you know going from the small little engine that could that you know tried to do everything the right way to you know the fastest growing cannabis operator I would say in the world right now, right? Yeah, very fast. This is our M and A strategy, which you know I hope to break down for you why we think it's a differentiator.
SHADD	What's the biggest difference that you've noticed being there now for what 60 days, if I'm correct?
SAM	No, no, no, no. I started probably six weeks ago. Oh, six weeks ago. Yeah, yeah.
SAM	Well I'm still onboarding, right? Because I mean, you're talking about, I mean, on the closed side of things, we're in 10 states, 170 dispensaries, and you know, that's not the pending deals on top of that. So there's just a ton for me, ton people for me to meet, and you know, you know, different way of approaching things. So, getting up to speed, I got a great team. You know, obviously with C 21, it was a lot smaller of a team. It was on the corporate side, right? So, you know, we have Lynn Ricci, who's fantastic as our head of IR, and you know we work great together, so it's nice to have someone to bounce ideas off of and kind of work to you know work together to accomplish the goals that we're looking to.

SHADD	So I saw her out of the corner of my eye, holding her breath when you jumped in on the set of the day of the announcement in Chicago, because I don't know if you were given the green light to comment on certain things, but you know you did well.
SHADD	Yeah, yeah. You said, "Look, this makes sense because of the size and scale and reach that this company for a C21, obviously investors, and this is actually a good thing." But you and I even saw that each other last week in New York with the ringing bell ceremony, MSOS, and it seemed all positive. And a lot of that sentiment that you shared 60 days ago, I'm sure in due time, it already is taking place that it's starting to take fruition, and I think that's what people got to understand: is the next phase means not immediate; it means what does this really translate into long term? And when you look at 270 dispensaries, I think under the hood now, if I'm correct, nationwide.
SAM	If you include the pending deals, we're at 170 as of the gap kind of q2 numbers, yeah.
SHADD	Let's look at some of these numbers reported. q2 26 gap revenue was 209 point 3 million. That was a 335% increase year over year. That topped Wall Street's estimates. Pro former revenue came in at 254 point 9 million, representing an annualized run rate above a billion dollars. Net loss narrowed to point 1 million. Adjusted EBITDA reached 41.5 or 19.8% of sales. You also ended the quarter important here with 122.7 million in cash. We talked about all these acquisitions: Hawthorne, Ease, Bridgewell, Fluent, C21, on and on. These are some big numbers and rapid expansion. I think a lot of people want to know how do you manage that growth at scale without losing operational discipline. That is a big question. I think people want to understand a little bit more. How do you answer that?

SAM	It's, I mean, it's a great question, right? And I probably entered this, you know, when Vireo came to us. I was probably as much of a skeptic as anybody, and it wasn't until I got to meet John and the team and really look under the hood and see what they're doing differently that you know they flipped us from a skeptic to a you know out of all our options on the table, you know we believe this one is you know has the most the most yards after the catch is probably the way to put it, right? Well, I mean, look, we're at a pro forma run rate of over a billion that we announced q2, right? 250 4.9, and I think our market cap is somewhere halftime sales on that. So if you there's only 4 $1 billion run rate companies, right? We are now the fourth, and so if you kind of look at the tier one multiple, we're not obviously being afforded that yet. I mean, it's part of the reason we announced a buyback last week, right? And you know, we can talk about some of the other things that you know that we've been trying to accomplish in terms of getting our story out there, and you know, really that's why I'm on board here. But I would say that the best or greatest differentiator of why this strategy works, and you know, maybe historically we haven't seen rapid M and A work, and so there's a bit of PTSD around that, right? A, we're not overleveraging the balance sheet to do this, right? So I mean, virtually every case of M and A, you know, at the highs at least, you know, they were really leveraging the balance sheet in order to accomplish the, you know, the growth into new states and the scale, right? And so, also consolidation right now is at a very different price point than it was, you know, where we saw the M and A taking place. And in a lot of cases, because we're buying capital constrained operators, right? We're not necessarily paying, you know, the full market value to acquire these assets. In almost every case, these are strong operators that really got buried by you know the balance sheet. Really, like these are capital. I know there's a lot of talk about distressed operators, but in a lot of cases, if we look at Eaze, for instance, that's a deal that's been closed. And Anthony, you and I have been talking about this a bit, right? Since Eaze closed, it's been nothing but growth for ease under Vireo, right? And so, once you take the kind of capital constraint off these companies and let them just focus on being operators, it's amazing what they can accomplish. The other thing is because we are a decentralized model, that's really where we're different, right? We're not making everybody come in and become very writ large, right? Like silver state relief is going to continue to be silver state relief in Nevada.
ANTHONY	You know why? Why try to fix something that isn't broken? So, question with the descent with the decentralized model. One of the things that we've seen in cannabis, right? Years past. Boris talked about it with Aurora and Curaleaf. The whole thesis of consolidation and this M&A strategy has been reducing costs. Wouldn't you be able to technically reduce costs much further if you were centralizing things versus keeping them decentralized, or does that kind of mess up the calculus in terms of the way that you are acquiring these assets and then letting them actually operate and do what they're good at versus what you might think they're good at on a go-forward basis?
SAM	I think, I think that's the nail on the head there, right? Like if you try to apply, you know, any tier one strategy on retail, for instance, you come into Northern Nevada and try to apply that to the three silver state relief stores that do 725,000 transactions. You may like really disrupt that, right? Yeah, the brand loyalty at a local level, you know, took years to build, and you don't want to just come in and kind of pull, you know, pull the rug out from that. That being said, there are immediate synergies, especially with these like C21. I mean, obviously, your the corporate overhead kind of goes away, so there's an immediate synergy. And then, you know, I wouldn't say it's a completely hands off approach. I think when we look at what we're doing on decentralized basis. Yes, we're letting the operators operate locally, but we also provide them resources that they may not have had, data intelligence, things like that. That they, you know, that we have, you know, vast resources at, at the corporate level that they may not have had as the smaller local operators. So, I think that's why we're seeing things like if we just look at the Deep Roots deal, and Nevada is obviously you know the market I'm most familiar with. You know Deep Roots closed almost a year ago, and it was up 14 percent year over year on the Q2 number. Okay, Nevada was down like 16, 17%. Yeah, interesting. You know, you've seen, I've made this point before with C 21, right? That we were kind of an outlier in our performance in that state, but Deep Roots is doing this at a massive scale, right?

ANTHONY	Like now, how are they doing that? Are you creating? Are you going in and rationalizing SKUs, are you creating more efficiencies with the with the back of house with how they're operating? Is it is that the calculus?
SAM	Correct. And really, it's that, and it's also, you know, the procurement at scale that you get when you're when you're when you're buying for 10, 12,15, dispensaries in the state versus even what C 21 could buy at three, right? You're going to get kind of better pricing. So there's, you know, there's that, and then it's massive data analysis and intelligence that we're running, like you said on SKUs and things like that. Ultimately, meeting the customer with what they want, right? And the price point that they that they want to transact at, and it's you know, it's working. So the idea that I mean, there's a simple number that I can share with you guys that I think best tells the story about integration risk, and that is revenue per share, because a lot of the noise that came out, especially when C 21 announced this, right, is it's dilution. Vireo is just buying things and it's dilutive, but you have to look at everything from a per share basis, right? If you bought, if you're $100 million market cap company with 100 million of revenue, let's say triggering a one time sales, and you buy 100 million of revenue for 50, right? That's accretive, assuming margin, assuming margins are relatively stable, and so that's what's being missed, I think, by the market and what Vireo has accomplished to date, and what we're trying to accomplish moving forward, right? Is that we're buying assets probably at pennies on the dollar in a lot of cases, and building per share value. So sequentially from q1 to q2 on a gap basis, revenue per share was up 45% Okay, quarter over quarter, on a pro forma basis, I think it was 23% and so that is not dilutive, right? You're building per share value, and if I don't know if anybody has seen it yet, but you know we put up a new corporate presentation, and you know we share our revenue per share is something like 1874 per share. You know we trade. I think we closed around 11 bucks, so we're trading well under one-time sales.
ANTHONY	So with those growth numbers, is there any sort of trajectory timeline where you expect the that growth to let's say normalize to where it's going to be in line with the peer with your peers that are in those markets currently around these acquisitions? I mean, is that something that goes in on the front end to be like, well, these assets are performing like this right now, we can bring in our alchemy and start to bring growth and efficiencies, and then it's going to tail up, and then you'll see normalization within the cohort down the road.

SAM	Yeah, I mean, I still believe you can be an outlier in this industry, right? Yeah, I don't doubt it. C 21 did it for years, so we did 7% same store sales year over year on a kind of pro forma basis, and you know that that takes into account things like Nevada at 14% and Utah was 13% New York's wholesale was dramatic jump, more than doubled, and then you know, so some markets are softer than others, obviously. But I still think that there's, you know, we still have a, I think a lot to come online still, right? Yeah, I think I think our picture is going to become more clear in, in the next couple quarters.
ANTHONY	You know, once you start to see all of these assets kind of under the hood. does the strategy deviate from an adult use market to a medical market in terms of amalgamating these assets and then creating that growth? Because what I'm most interested to see is let's say Florida, with what the plan is in Florida. Just being honest, I've talked about those three assets on this show for well over a year, and I would have if, if Vireo didn't acquire them, I would have put them in the pile of probably left for dead in the middle market in the state of Florida. I mean, from my understanding, you're already starting to see a certain degree of growth within that segment. I know you have 108 stores. I think. Last time I checked, total.
SAM	Well, they're underperformance. Let's just talk about Eaze because that's what's closed, right? Okay. You know, I think the Fluent shareholder vote already took place. So, but you know, if you just look at Eaze, closed kind of April 1 had the full q2 under the hood, right? I mean, we talked about this a bit, right? The volume growth because that's all we those are the only numbers we get out of Florida, right? Is tremendous, and the most recent report in Florida on the four week on the four week numbers, you know, Green Dragons number one, it's killing it. So, and I know there's obviously some pricing, you know, discounting and things like that that was brought up in the community and as, as a four has been big on this. Four's been huge on discounting.
ANTHONY	I mean, we're, I'm seeing eighths right now for like 18 bucks out the door at some, at some shops and then. Yeah, I mean Kim, Kim's built her business on the discount model. I mean their deals daily at Trulieve within her within her product mixes. I don't think I've ever seen her TrueStick pods never not on sale, if I'm being completely honest, but that's the way this market's always been from inception.
SAM	But I mean, the key to me is that you know our two largest markets are Colorado and Nevada. We're talking about markets. If you looked, we broke out our cannabis gross margin, which was 53% for the quarter. Like we're achieving really strong gross margin in a in these mature markets, and you know Nevada is an extremely strong market for us. And you know C 21 at Silver State, we were selling $20 eighths for a long time, right? But we're making we're cash generative in that world. You can have a model where you make money despite the discounting or despite the price compression in these mature markets, and ultimately, you know, if you can kind of capture a solid margin base in those kind of mature markets that have already undergone the price compression, right? Because the New Jerseys and the Ohios and all these markets are going to come down to the microwave, right? So there's always a lot of talk about the strength of margins in these limited license or new newer adult use markets, but you really have to look at where price is going, and that's where you're going to find out whether a company's successful or not, right?

ANTHONY	Yeah, yeah. I mean, I think the strategy in Nevada was great off the bat. They picked up you guys. They picked up Planet 13. They picked up the other assets. And I mean, from the guys that I talked to on the private and public side, Nevada is a great market if you can operate there, produce at a decent cost, and create sticky consumers. It's a fantastic market to be operating in. It'll continue to because if you can operate there now, I mean, it's not going to get much worse in terms of pricing.
SAM	No, I think you're going to see some of the oversupply kind of get squeezed out of that market. It's out. Yep.
SHADD	Curious to see what happens to that flagship dispensary. I was there a couple weeks ago, and it wasn't the foot traffic that I thought it would be. And we always find that year over year that we continue to go. But having not being on the strip, and I know the city bylaws don't allow that, but there are some great dispensaries that are doing very, very well within the city itself. But yeah, I think of the way it was sold and the way it is now, it's just crazy expectations, and I don't think it's ever really lived up to its expectation. I could be wrong to say that, but it's a good branding tool.
SAM	Stay tuned. We have a plan.
SHADD	I was telling, I was talking to somebody last week, and I actually said that I bet you the superstore looks radically different a year from now, potentially in terms of what's there and what the strategy is.
SAM	Yeah, and I don't want to talk about the pending deals, guys. Like, let's talk about what is already under the hood that's consolidated.
ANTHONY	But yeah, I think the big thing is, is like, what do you think is the biggest, most important questions you're being asked right now by investors?
SAM	The number one question over and over again is integration risk, right? And everybody has PTSD about what we've seen in this industry. If we think of the errors of the world, right, that that you know went probably over their skis on trying to enter new states, but they did it, you know, at prices that were at you know market highs, and they did it with balance sheet, right? They did it with leverage, and so it's this is a different time. This consolidation, I mean, you guys had Boris on, I think it was last week, right? Yeah, where he was, you know, very positive about the Vireo strategy.
ANTHONY	You know, he said he didn't want to have to do it, right? But he, you know, he thinks that the time is now.
SAM	It is the time. I think, you know, the other operators in the industry are out there. There's a lot of M and A discussion right now, and we're going to see. I think M and A continue to pick up across the industry because, you know, these are the multiples you want to do M and A at, right?

ANTHONY	Well, I think what are some of the key drivers when you're looking at an asset that you that deem it viable for acquisition for to be acquired?
SAM	Yeah, it's not growth at any cost, right? I mean, again, C 21 because it's the one I can speak to. Deep roots did not have you know a presence in Northern Nevada, so it's a massive market in Nevada that they had no presence in.
ANTHONY	There's no cannibalization when you bring on Silver State Relief, right?
SAM	And there's all sorts of things that we do really well that can help you know boost Deep Roots' other locations and vice versa, right? Deep Roots has really strong border stores, and you know on the border with Utah, and they have a big presence in the Vegas market. Now, Vegas specifically, you know, Clark County is looking at changing that the hemp rules. I think ahead of the federal change to hemp, so I think Vegas is going to become a strong market again. It was just completely left.
ANTHONY	You know, like you said, when the, when the state legal operators weren't allowed to participate on the strip, yeah, hemp was a free for all, right?
SHADD	Yeah, yeah. There's workshops on the strip. Yeah, I walked by them, full blown smoke shops on the strip selling flower when the when the state licensed operators can't even touch.
SAM	So there are new law you know there's a new law in Clark County that's going to address that and like all these things right it's enforcement. Yeah, seeing Ohio when it's done right, how dramatic it can it can be for the state. So a new law to shut the smoke shops down, not about getting dispensaries on the strip, or is it both? It's, it's to regulate. So, it's banning all synthetic intoxicating hemp. Yep, and it's to regulate hemp operators. This conversation started about 14 months ago in Texas, and it made its way to Washington, and now it's starting to travel obviously across the country, and even at a county level like this, right? This isn't a lot of written large. This is just Clark County.
ANTHONY	Yeah, yeah, that'll be great. I think it's important to outline too. John Mazarakis, your CEO, obviously worked with Chicago Atlantic, did underwriting, understands the market really, really closely. You said before mergers and acquisitions, valuations were a lot different years ago to where they are now. I think for people that don't really understand who he is and what his vision is, maybe you can elaborate a little bit off of that because he's clearly showing that there's some great assets out there, and if timing makes sense, then I'm going to pounce on it. And obviously, that's what he's trying to build out right now. So, what do you think his vision is for this company?
SAM	If you and I are having this conversation again in 12 or 18, months, his vision is to build a smart, efficient capital allocator that is building, you know, the largest. …And he doesn't even look at it as cannabis, right? It's ultimately, it's he wants to build a cash generative business. Yeah, he was very successful in restaurant and food businesses, and then he obviously built a very successful business in lending in cannabis lending with Chicago Atlantic, and ultimately, you know, if you could pick his brain, he's probably thinking in terms of let's build a Fortune 500 company, not an MSO, right? That's really where his head is, and so he has obviously all that experience that he's bringing from the lending side, where he knows these assets, right?

SHADD	No kidding.
SAM	You know, he knows the strengths, he knows the weaknesses, Work, and you know, ultimately, we're seeing that already pay dividends with this company because the Deep Roots proper and wholesome trio that was the first you know slug of deals are all tremendously successful for Vireo, and you know, I suspect we're going to be saying the same thing 12 months from now. Yeah, with the deals that that have been coming since.
ANTHONY	So, is, is the mandate predominantly markets that are mature right now, or are there also markets that you're looking at that are not anywhere close to let's say mature, like a Virginia, maybe like a actually know Missouri is a mature market. Are there any markets that you're--
SAM	--we are Missouri, right?
ANTHONY	Yes. Yeah. Yeah. Yeah. Yeah. But it's markets that there's quick cash returns. So obviously, you know, if it's a market like Texas where it's still uncertain how you know regs are going to play out and how long it's going to take to build, you know, a market there, versus you know, entering in Ohio, you know, which we announced recently, showing growth, which showing growth, and where you know you're obviously going to capture strong margins off, off the hop.
SAM	But I wouldn't say it's one or the other. I think it's both, right? But I think his strategy is you, you have to win in the mature markets, yeah, and that's Colorado, that's California, that's Michigan. Like you have to, you have to win in those markets, and the way to win is to have scale. I mean, we we've mentioned this already, I think multiple times, right? Every market we want to have 100 million plus run rate, yeah, because really, this once you have that kind of scale, you really you get the pricing power, and you, you know those points on margin really you know flow to the bottom.
ANTHONY	And how do you guys think about wholesale versus retail when looking at the footprint? I mean, is, is the mandate very own doors, very own product? That's where we're going to capture the margin, and that's really where the dollars are going to be made, and not really having too much of an emphasis on wholesale in these in these select markets.
SAM	Every market's different. I mean, the wholesale in, in New York. Like I said, it was up over 100% It just depends on the market. In a market like Nevada, there really isn't a wholesale market. Yeah. You know, you have to have the doors, and you have to sell your own product through those doors, so got some good feedback for everybody's SKUs. Right, the customer is going to go where they can get the product they want.

SHADD

So, got some good feedback here.

When they do some deals, they've been. This is pertaining to revenue per share. When they do some deals, they've included debt as part of the deal or assumed debt. Hence, I think net income is the better metric. It needs to be net income because there is expense such as debt expense that should be included. This is from Anthony Coniglio that writes, meaning that I can buy a company for all debt and increase my revenue, but the cost of that debt could outweigh the net income of what I just acquired, and thus that would be dilutive, is what he's saying. I don't know if you want to or care to comment on that, but I always thought it was each deal's been different.

SAM	They did equitize debt in quite a few of the deals, right? I mean, in the case of C 21, we came with no debt, so it really depends on the on the on the deal. But you know, the balance sheet is not you know is not labored in any way with debt.
ANTHONY	I mean, pull it up. I think your net debt, your net debt's what, I think 184 million, if I'm not mistaken. It's not high at all, but right.
SAM	Like, and we're focused on that, keeping debt down. And we also, I mean, we didn't talk about this, but we got an ABL right with BMO.
ANTHONY	Yeah. Yes, you did.
SAM	So for plus 1.75 to two, which is 5.37 to 5.62, it's like 3% lower than the industry's ever seen, right? This is institutional debt. It's not cannabis debt. You know, if you can get you know institutional debt at that price, you know you're gonna you're gonna take it because you can create value with that. Yeah.
SHADD	Last question I'll ask: Is there a point where you pause acquisitions to focus on integration any kind of way? I know Anthony kind of alluded to that a little bit, but is the opportunity just too good right now, and you are not going to slow down? Like, what is? And I know you don't want to talk about what deals could take place, but what is the mindset right now? Like, I assume,--
SAM	--obviously. Well, you know, we're not done. We remain acquisitive, right? Like, we're not. Yeah. You know, John said as much in the in the q2 news release and on the earnings call, right? We're still heads down trying to continue to build this. I think there comes a time where you kind of pause, but I don't think it's paused to integrate because integration is taking place. Yeah, you know, it's not like we can't do both at the same time. And you know, what's really different about this model is he's putting in place these, you know, each state has a has a president or you know a head of state CEO of the state, and so it's taking it's taking that off his plate. He's not he's not having to run operating operations at a state level. Yeah, you know it's and we have a really deep bench of talent at the state level. It's actually tremendous what these guys are doing. So I, you know, I couldn't be more excited with what he's put together and what, what our strategy is.
ANTHONY	Yeah, if I was a shareholder, if I was a shareholder right now, I would want foot on the gas in terms of in terms of acquisitions and M and A, this the multiples that are in the market right now, I think are going to be short lived if reform actually materializes. This is this is the time I've talked to a ton of guys on the private side, and they're like, buy, buy, buy. They're like, I'm pissed that I wasn't more aggressive last year when things are depressed. Interesting.

SAM	This is the time to just keep going and keep going and integrate and create value. Did anybody say to Boris last week, or was there any comments of, "Oh, that's dilutive if you buy Aurora," or was everybody excited about the idea of expansion?
ANTHONY	No, people were excited with the deal. Some people did mention that it was dilutive. Also, people mentioned obviously that he diluted to 40 million in cost synergies between the two, and then he's buying production for his distribution. I think the deal that he offered Aurora was pretty attractive.
SAM	I think it's a great complement to his business.
ANTHONY	Agreed, totally. And I mean, I think I think people have you said it a couple times, and people have PTSD in this industry from M and A because we've seen big name M and A deals, Origin House, Select. I mean, I can go back to Canamed and Med Relief that were that harvest that were cycle highs. I mean, the prices that were paid for those assets should have never been paid for those assets. You're buying at bargain basement prices right now with the with the strategy, which I think has a much greater degree of payoff down the road versus what we've seen in the past.
SAM	We've said this a couple times, right down Goodwill into infinity. We've said a few times the last couple weeks. Look to the companies and the CEOs that know how to navigate during these times when it comes to M and A and Anthony. What you just said actually just I think in a lot of ways makes that point even more important because if the pedal is going to be to the metal, so to speak, and you put gas on it, more people are thinking why wasn't it more aggressive based on suppression from a year ago, then that's all going to take place. And yeah, it's the next phase of this space is going to see a lot of change here in the next couple months.
ANTHONY	But that's a good thing. We need change. I think it's been too stale for too long. Look, there's too many there's too many operators, right?
SHADD	Yeah, there is. There is. All right, we got to run. We got to head over to Washington and speak to Mr. Bronstein. But good seeing you last week. Great to see the amount of support at the New York Stock Exchange. Heck, it was an ETF that's been trading for almost six years to the day. But I think the thing that we really learned upstairs in that ballroom before we went downstairs is that the NYSE made it front and center, and they want this business, which is great. And we are now in a new day and time, times are changing for sure. Yeah, yeah. Good to see everybody. We'll tell John that we say hi. Tell Lynn that we say hi, and hope to see you soon again. Okay. We will. Yeah. Thank you, guys. Thanks, Sammy.
SAM	Appreciate it.

SHADD	Great questions, and yeah, great points. As you're saying that strategy going forward for a lot of smart money in this space right now is all about going out and acquiring more and more and more. And I think Vireo is definitely not done yet. From some of the take I got from, I think I think they're going after the largest top line in the industry.
ANTHONY	Yeah, I mean it's just if, if you don't think that that's their strategy, then I don't know why you would buy the stock.
SHADD	Well, interesting how Sammy said we're not building an MSO; we're building a Fortune 500 company. I guess that's the mentality you have to have.
ANTHONY	Yeah, I mean, I think, I think the strategy of building an MSO is a thing of the past.
SHADD	Yeah, we heard that last year, two years ago, maybe even at MJ Biz that Chicago Atlantic is going to be the next MSO, so to speak. But John Mazarakis, that was there, obviously started Vireo, and here they are, and they are one of the biggest companies now by scale in America, and that just came out of nowhere. But lots of growth potential, execution is going to be key. But sounds like Sammy is very optimistic and just of the overall vision, so got Michael Bronstein waiting in the wings right now. We're going to talk about this ALJ deadline and anything else pertaining to that. I know it's your favorite topic. We just got to wait and see. [Transcript of the interview concludes; remainder is unrelated third-party advertisement.]

Additional Information and Where to Find It

On July 27, 2026, Vireo and Planet 13 entered into the Merger Agreement, dated as of July 26, 2026, by and among Vireo, Planet 13 and Merger Sub. Pursuant to the Merger Agreement, Merger Sub will merge with and into Planet 13, with Planet 13 continuing as the surviving corporation of the Merger as a direct wholly owned subsidiary of Vireo.

In accordance with the Merger Agreement, Vireo intends to file with the U.S. Securities and Exchange Commission (the "SEC") a registration statement on Form S-4 (the "Registration Statement") which will include a proxy statement/prospectus and certain other related documents, which will serve as both the proxy statement to be distributed to Planet 13's stockholders in connection with its solicitation for proxies for the vote by its stockholders in connection with the Merger and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities to be issued to Planet 13's equity holders in connection with the completion of the Merger. Planet 13 also intends to file relevant materials with the SEC and applicable Canadian securities regulators, including preliminary and definitive proxy statements relating to the Merger. The definitive proxy statement and other relevant documents will be mailed to Planet 13's stockholders as of the record date established for voting on the Merger. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that may be filed with the SEC or be mailed to Planet 13 stockholders in connection with the Merger.

BEFORE MAKING ANY DECISION, PLANET 13 STOCKHOLDERS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT, DEFINITIVE PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE INTO THE PROXY STATEMENT AS, IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER.

Any vote in respect of resolutions to be proposed at Planet 13's stockholder meeting to approve the Merger or other proposals in relation to the Merger should be made only on the basis of the information contained in Planet 13's proxy statement/prospectus. You will be able to obtain a free copy of the Registration Statement, proxy statement/prospectus and other related documents (when available) filed with the SEC at the website maintained by the SEC at www.sec.gov or by accessing the Investor Relations section of Planet 13's website at https://investors.planet13.com/. The information found on, or otherwise accessible through, Planet 13's website is not incorporated by reference into, nor does it form a part of, this Form 425 or any other document that Planet 13 files with the SEC.

Participants in the Solicitation

Planet 13 and its directors and executive officers and certain of its employees may be deemed to be participants in the solicitation of proxies from Planet 13's stockholders in connection with the Merger. Information regarding Planet 13's directors and executive officers is set forth under the captions "Proposal No. 1: Election of Directors," "Corporate Governance," "Executive Officers," "Executive Compensation," "Director Compensation," "Executive Compensation Tables," "Director Compensation" and "Security Ownership of Certain Beneficial Owners and

Management" in the definitive proxy statement for Planet 13's Annual General Meeting of Stockholders, filed with the SEC on April 29, 2026 (the "Annual Meeting Proxy Statement"). To the extent the holdings of Planet 13's securities by its directors or executive officers have changed since the amounts set forth in the Annual Meeting Proxy Statement, such changes have been or will be reflected on Forms 3, 4 and 5, filed with the SEC.

These documents may be obtained free of charge from the SEC's website at www.sec.gov or by accessing the Investor Relations section of Planet 13's website at https://investors.planet13.com/. Additional information regarding the interests of participants in the solicitation of proxies in connection with the Merger will be included in the proxy statement/prospectus that Vireo expects to file in connection with the proposed Merger and other relevant materials Planet 13 may file with the SEC and applicable Canadian securities regulators.

Vireo, its directors, executive officers, other members of management, and employees, under SEC rules, may be deemed participants in the solicitation of proxies of Planet 13's stockholders in connection with the Merger. A list of the names of such directors and executive officers and information regarding their interests in Vireo is contained in the sections entitled "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" and "Directors, Executive Officers and Corporate Governance" of Vireo's Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed with the SEC on March 17, 2026, and which is available free of charge at the SEC's website at www.sec.gov. Additional information regarding the interests of such participants will be contained in the Registration Statement when available.

No Offer or Solicitation

This Form 425 is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made in the United States absent registration under the Securities Act of 1933, as amended (the "Securities Act"), or pursuant to an exemption from, or in a transaction not subject to, such registration requirements. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. No securities commission or securities regulatory authority in the United States or any other jurisdiction has in any way passed upon the merits of the Merger or the accuracy or adequacy of this communication.

Forward-Looking Information

This Form 425 contains "forward-looking information" or "forward-looking statements" within the meaning of applicable United States and Canadian securities legislation (referred to herein as "forward-looking information"). Forward-looking information contained in this Form 425 may be identified by the use of words such as "should," "believe," "estimate," "would," "looking forward," "may," "continue," "expect," "expected," "will," "likely," "subject to," and variations of such words and phrases, or any statements or clauses containing verbs in any future tense and includes statements regarding expectations around the proposed Merger and the expected timing and benefits thereof; the expected closing date; the approximate value of the consideration to be paid in the Merger; the satisfaction or waiver of the closing conditions set out in the Merger Agreement, including receipt of all regulatory approvals; the expectation that the shares of Planet 13 common stock will be delisted from the Canadian Securities Exchange and OTCQX Market and that Planet 13 will cease to be a reporting issuer under applicable U.S. and Canadian securities laws; and Vireo's expectations around integration of the operations of its recent and announced acquisitions and timing thereof. These statements should not be read as guarantees of future performance or results. Forward-looking information includes both known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of Vireo, Planet 13 or their respective subsidiaries to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements or information contained in this Form 425. Forward-looking information is based upon a number of estimates and assumptions of management, believed but not certain to be reasonable, in light of management's experience and perception of trends, current conditions, and expected developments, as well as other factors relevant in the circumstances, including assumptions in respect of current and future market conditions, the current and future regulatory environment, and the availability of licenses, approvals and permits.

Although Vireo and Planet 13 believe that the expectations and assumptions on which such forward-looking information is based are reasonable, the reader should not place undue reliance on the forward-looking information because neither Vireo nor Planet 13 can give any assurance that they will prove to be correct. Actual results and developments may differ materially from those contemplated by these statements. Forward-looking information is subject to a variety of risks and uncertainties that could cause actual events or results to differ materially from those projected in the forward-looking information. Such risks and uncertainties include, but are not limited to: risks related to receipt of necessary regulatory and third-party approvals for completion of the proposed Merger; risks and uncertainties associated with the proposed Merger, some of which are beyond Vireo's and Planet 13's control; Vireo's and Planet 13's ability to maintain relationships with suppliers, customers, employees and other third parties as a result of the proposed Merger; the effects of the proposed Merger on Vireo, Planet 13 and the interests of various constituents; subject to the successful outcome of the proposed Merger, the nature, cost, impact and outcome of pending and future litigation, other legal or regulatory proceedings, or governmental investigations and actions; risks related to the timing and content of adult-use legislation in markets where Vireo and Planet 13 currently operate; current and future market conditions, including the market price of the subordinate voting shares of Vireo; risks related to epidemics and pandemics; federal, state, local, and foreign government laws, rules, and regulations, including federal and state laws and regulations in the United States relating to cannabis operations in the United States and any changes to such laws or regulations; operational, regulatory and other risks; execution of business strategy; management of growth; difficulties inherent in forecasting future events; conflicts of interest; risks inherent in an agricultural business; risks inherent in a manufacturing business; liquidity and the ability of Vireo to raise additional financing to continue as a going concern; Vireo's and Planet 13's ability to meet the demand for flower in their various markets; Vireo's ability to dispose of its assets held for sale at an acceptable price or at all; and risk factors set out in Vireo's Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q and Planet 13's Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, which are available on EDGAR with the U.S. Securities and Exchange Commission at www.sec.gov and filed with the Canadian securities regulators and available under Vireo's and Planet 13's respective profiles on SEDAR+ at www.sedarplus.com.

The statements in this Form 425 are made as of the date of this Form 425. Except as required by law, neither Vireo nor Planet 13 undertakes any obligation to update any forward-looking statements or forward-looking information to reflect events or circumstances after the date of such statements.